e*machinery.net, inc.
                       1400 Medford Plaza
                    Route 70 & Hartford Road
                   Medford, New Jersey 08055


                        September 14, 2000


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

     Re:  e*machinery.net, inc.
          Registration Statement on Form S-3
          Registration Number 333-44324

Dear Sir/Madam:

     Please be advised that e*machinery.net, inc. hereby withdraws the Registration Statement on Form S-3, Accession No. 0001058809-00-000020 filed on August 23, 2000.

                                   Very truly yours,

                                   e*machinery.net, inc.


                              By:/s/Kevin McAndrew
                                   Kevin McAndrew
                                   Chief Financial Officer

KM:mdr
cc:  Donald Reinhart, Esquire (Via Certified Mail, RRR)
     Levy & Levy, P.A.